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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number 001-15459
                                                                     -----------

                           NOTIFICATION OF LATE FILING

(Check One): [x] Form 10-K            [ ] Form 11-K           [ ] Form 20-F           [ ] Form 10-Q           [ ] Form N-SAR

         For Period Ended:       December 31, 2001

[ ] Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:
                                         ---------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this report shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the information relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant     Horizon Medical Products, Inc.
                         -------------------------------------------------------

Former name if applicable
                          ------------------------------------------------------

Address of principal executive office (Street and number) One Horizon Way,
                                                          ----------------------

City, state and zip code   Manchester, Georgia  31816
                         -------------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


[x]      (a)      The reasons described below in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K of Form N-SAR, or portion thereof will be filed on or


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                  before the 15th calendar day following the prescribed due
                  date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company requires additional time to file its Annual Report on Form 10-K for the 2001 fiscal year in order to finalize modifications to certain covenants under the Company's senior credit facility and subordinated debt. These modifications affect the information included in the Form 10-K. Due to difficulties in finalizing these modifications, the Company is unable to timely file its Form 10-K without unreasonable effort or expense. The Company expects to file its Form 10-K on or before the first business day following the 15th calendar day after the original due date, as permitted by Rule 12b-25.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:


                   William E. Peterson, Jr.         (404)          264-2600
                  -------------------------------------------------------------
                  (Name)                         (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

                                                      [x] Yes            [ ] No

         (3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [x] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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For the fiscal year ended December 31, 2001, the Company reported a net loss of
$5.1 million, or ($0.38) per basic and diluted share, as compared to a net loss of $19.8 million or ($1.48) per share in 2000. Fiscal 2001 net sales were $59.1 million, compared to $63.3 million in 2000. The improved operating results for 2001 were attributable primarily to the $12.1 million impairment change the Company recorded in 2000, and an improvement in the Company's gross margin from
26.2 percent to 34.4 percent.

                         Horizon Medical Products, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Date:  April 2, 2002          By: /s/ William E. Peterson, Jr.
               --------------             --------------------------------------
                                           William E. Peterson, Jr.
                                           President and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with that form.


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